THIS DOCUMENT IS IMPORTANT AND REQUIRES IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, another appropriately authorised independent financial adviser in your own jurisdiction.

If you have sold or otherwise transferred all of your Shares, please forward this document together with the accompanying Form of Proxy as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, such documents should not be distributed, forwarded or transmitted in or into any jurisdiction in which such an act would constitute a breach of the relevant laws of such jurisdiction.

Merrill Lynch International, which is authorised and regulated by the Financial Services Authority, is acting exclusively for Man Group plc and no one else in connection with the Disposal and will not be responsible to anyone other than Man Group plc for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to the Disposal or any other matter referred to herein.

[redacted]ions of terms used in this document. All times are London times.

Man Group plc

Man Group plc

(incorporated in England and Wales under number 2921462)

Proposed Disposal by way of an Initial Public Offering of MF Global Ltd.

(the Brokerage Division currently known as Man Financial)

and

Notice of Extraordinary General Meeting

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of Man Group plc, which is set out on pages 5 to 9 of this document and which recommends that you vote in favour of the Resolution to be proposed at the Extraordinary General Meeting referred to below. In addition, your attention is drawn to Part 2 of this document which sets out and describes certain risk factors that you should consider carefully when deciding whether or not to vote in favour of the Resolution.

A notice of the Extraordinary General Meeting, to be held at Centennium House, 100 Lower Thames Street, London EC3R 6DL at 10 a.m. on 9 July 2007, is set out at the end of this document. A Form of Proxy for use in connection with the Resolution to be proposed at the Extraordinary General Meeting is enclosed. To be valid, a Form of Proxy must be received by post or (during normal business hours) by hand at Lloyds TSB Registrars, The Causeway, FREEPOST NAT15572, Worthing, West Sussex BN99 6LA, United Kingdom, by no later than 10 a.m. on 7 July 2007. Alternatively, you can submit your proxy electronically at the Lloyds TSB Registrars website, www.sharevote.co.uk, subject to the terms and conditions shown on the website. The deadline for the receipt of electronic proxies is 10 a.m. on 7 July 2007. Any electronic communications found to contain a virus will not be accepted. If you hold Shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Lloyds TSB Registrars so that it is received by no later than 10 a.m. on 7 July 2007. The return of a completed Form of Proxy or the transmittal of an electronic proxy or CREST Proxy Instruction will not prevent you from attending the Extraordinary General Meeting and voting in person (in substitution for your proxy vote) if you so wish and are so entitled.

TO VOTE ON THE RESOLUTION

Whether or not you plan to attend the EGM in person, please:

1. complete the enclosed Form of Proxy in accordance with the instructions printed on it and return it so as to be received by no later than 10 a.m. on 7 July 2007; or

2. submit your proxy electronically at the Lloyds TSB Registrars website, www.sharevote.co.uk, subject to the terms and conditions shown on the website by no later than 10 a.m. on 7 July 2007; or

3. if you hold shares in CREST and wish to appoint a proxy by completing and transmitting a CREST Proxy Instruction, ensure it is received by Lloyds TSB Registrars by no later than 10 a.m. on 7 July 2007.

The completion and return of the completed Form of Proxy, electronic submission of your proxy or transmission of a CREST Proxy Instruction will not prevent you from attending the EGM and voting in person (in substitution for your proxy vote) if you so wish and are so entitled.

A summary of the action to be taken by Shareholders is set out on page 9 of this document and in the notice of EGM set out in Part 8 of this document.

Table of Contents

Expected Timetable of Events

Expected time and date for receipt of Forms of Proxy or transmittal of an electronic proxy or CREST Proxy Instruction	by 10 a.m. on 7 July 2007
Extraordinary General Meeting	10 a.m. on 9 July 2007
Expected completion of the Disposal and admission of the MF Global Shares to trading on the New York Stock Exchange	by the end of July 2007

All times are London times

Man Group plc

Directors
Harvey McGrath *(Chairman)*
Stanley Fink *(Deputy Chairman)*
Peter Clarke *(Group Chief Executive)*
Kevin Hayes *(Finance Director)*
Kevin Davis *(Managing Director, Brokerage Division)*
Alison Carnwath *(Non-executive Director)*
Glen Moreno *(Non-executive Director)*
Dugald Eadie *(Non-executive Director)*
Jon Aisbitt *(Non-executive Director)*

22 June 2007

Sugar Quay
Lower Thames Street
London EC3R 6DU
Incorporated in England and Wales
No 2921462

To Shareholders and, for information only, to participants in the Man Group Share Schemes

Dear Shareholder

Proposed Disposal by way of an initial public offering of MF Global Ltd. (the Brokerage Division currently known as Man Financial)

1. Introduction

On 30 March 2007, the Board announced that it was progressing plans to dispose, by way of an initial public offering and listing on the New York Stock Exchange, of a majority interest in MF Global (the Brokerage Division currently known as Man Financial). On 21 June 2007, the Board announced further details of the proposed Disposal.

Due to the size of the transaction, the Disposal is conditional, amongst other things, upon the approval of Shareholders at the Extraordinary General Meeting to be held on 9 July 2007, further details of which are set out in Part 8 of this document. Subject to Shareholder approval, completion of the Disposal is expected by the end of July 2007.

The purpose of this document is to provide you with details of the Disposal, to explain why the Board considers that it is in the best interests of Shareholders as a whole and to recommend you to vote in favour of the Resolution to be proposed at the Extraordinary General Meeting. Notice of the Extraordinary General Meeting is set out in Part 8 of this document and the Form of Proxy for use in connection with the Extraordinary General Meeting is enclosed with this document. Further details of the principal terms and conditions of the Disposal are set out in Part 3 of this document.

In preparation for the IPO, MF Global Ltd. has formed a board of directors which includes Alison Carnwath and Kevin Davis. Consequently, Alison Carnwath and Kevin Davis, being directors of MF Global Ltd., are regarded as having a conflict of interest as directors of Man Group plc and, accordingly, have not taken part in the Board's consideration of the Disposal nor the Recommendation.

2. Background to and reasons for the Disposal

After conducting a review of its business in conjunction with its financial advisers, the Board has concluded that both the Brokerage Division and Man Investments, Man Group's asset management division, would be better positioned to maximise future returns and growth opportunities by pursuing independent strategies.

The Disposal will allow the business divisions, each of which has been managed independently for many years, to focus on their individual growth strategies and business development opportunities. The separation of the divisions will also allow each business to develop an appropriate capital structure and enable the market to determine valuations which reflect the growth prospects of each business.

The proposed IPO of MF Global Ltd. will, the Board believes, allow Man Group to unlock substantial value which the Board has expressed its intention to return in cash to Shareholders later in the year. At that time, the Board will inform Shareholders of the appropriate changes to Man Group's capital management and distribution policy. The IPO will also enable the Continuing Group to focus on its leading position in alternative investment management, build further on its competitive strengths and generate continued long-term value for Shareholders.

Man Group intends, subject to market conditions, the approval of Shareholders and other factors, to sell at least a majority of the MF Global Shares and up to 100 per cent. of its MF Global Shares in the IPO. In the event that Man Group retains 20 per cent. or more of the MF Global Shares, Man Group's regulatory capital obligations could potentially be affected by the extent of its remaining interest in MF Global Ltd. (please see further the related risk factor set out on page 11 of this document).

3. Information regarding the Continuing Group

The Continuing Group will continue to operate its asset management division known as "Man Investments". Man Investments is a global leader in alternative investments delivering innovative products and tailor-made solutions to private and institutional investors. Man Investments employs more than 1,300 people in 14 countries worldwide, with key centres in London and Pfäffikon (Switzerland). Man Investments offers a comprehensive range of guaranteed and open-ended products comprising a range of lowly correlated investment styles and managers, depth of structuring skills and a powerful distribution capability. Man Investments has an investment management track record dating back to 1983 and provides a wide range of fund styles, together with worldwide distribution, to private and institutional investors.

Man Investments' business is driven by its core investment managers. These comprise the multi-managers RMF, Glenwood and Man Global Strategies (MGS) which give Man Investments exposure to around 400 underlying hedge fund managers in total, together with the single managers AHL, Pemba and Bayswater. AHL is a managed futures-based quantitative trading system that is primarily directional in nature; Pemba is a European credit manager that was formerly part of RMF; and Bayswater is an independent quantitative global macro manager sourced through the MGS associated manager programme.

Man Investments offers private and institutional investors access to its alternative investment managers through a range of guaranteed products, style funds and dedicated single managers. The guaranteed products have a blend of investment styles that allows them to create composite products that typically have good risk/reward characteristics and low correlation with one another and to traditional asset classes. They provide principal protection in the form of capital guarantees at maturity, with a fixed life to maturity, monthly liquidity and increased investment exposure. Style funds offer a focus specific to a sector, region or investment style, and are offered to investors to supplement a diversified fund of funds portfolio. Single manager offerings include access to AHL and Bayswater.

Man Investments has a powerful and growing distribution capability in both the private investor and institutional marketplaces. Its sales force has some 300 employees serving investors and distributors worldwide through regional offices and central sales support. Institutional investors are typically accessed through direct relationships and are coordinated through dedicated relationship managers.

A distribution network of around 2,000 distributors services mostly the high net worth private investor market, marketing major guaranteed product launches on a regular basis. Man Investments continues to develop relationships with long-term distributors, including offering private label products often with characteristics designed for a specific regional or investor profile. Institutional investors, such as pension funds, insurance companies or banking institutions, invest both on a proprietary basis and, in some cases, distribute the products to their private investors.

An unaudited pro forma statement of consolidated net assets of Man Group as at 31 March 2007 is set out, for illustrative purposes only, in Part 5 of this document.

4. Information regarding the Brokerage Division

The Brokerage Division is one of the world's leading brokers of exchange-listed futures and options serving over 130,000 active client accounts, including institutions, hedge funds and other asset managers, as well as professional traders and private clients. It provides execution and clearing services for exchange-traded and over-the-counter ("**OTC**") derivative products, as well as for non-derivative foreign exchange products and securities in the cash market throughout most of the world's major financial centres. Its business is based on a fully integrated, diverse model that allows it to offer a variety of derivative and cash products across a broad range of trading markets. Multiple distribution channels provide clients with a central point of entry into a wide range of diverse trading alternatives and enables them to bridge the gaps between complementary products, trading markets and regions.

In recent years, the Brokerage Division has expanded its business both through organic internal growth and through acquisitions and since 1989 has completed 17 acquisitions. The Brokerage Division's notable acquisitions included the purchase of GNI, a leading broker of futures and options, foreign exchange and equity derivative products in 2002 and the purchase of client accounts and other assets from regulated subsidiaries of Refco, Inc. in 2005, together with a recent investment in the United States Futures Exchange (USFE). The Brokerage Division employs over 3,200 employees and its principal executive offices are in New York.

For the 12 months ended 31 March 2007, on an IFRS basis, the Brokerage Division generated revenues of US$2,392 million and generated profit on ordinary activities before taxation of US$263 million. Gross assets of the Brokerage Division as at 31 March 2007 were US$50.2 billion, of which US$32.1 billion was accounted for by trade and other receivables and US$15.1 billion by short-term investments, largely relating to the contracts for difference and repurchase agreements to maturity business lines.

Financial information on the Brokerage Division is set out in Part 4 of this document.

5. Terms of the Disposal

To facilitate the Disposal, certain transactions have been, and, prior to the Disposal, further will be, undertaken to separate the Brokerage Division from the asset management division of Man Group. Amongst other things, this will involve the Brokerage Division being transferred to a new subsidiary of Man Group plc, namely MF Global Ltd., a Bermuda holding company. Following such reorganisation and separation, it is, subject to Shareholder approval of the Disposal, proposed that MF Global Ltd. will be listed on the New York Stock Exchange.

On 21 June 2007, Man Group plc announced an indicative price for the IPO of between US$36 and US$39 per MF Global Share (the "**Price Range**"). This implies an indicative gross equity value for MF Global Ltd. of between US$4.6 billion and US$5.0 billion.

Shareholders are being asked to approve the sale by Man Group of at least a majority of the MF Global Shares and up to 100 per cent. of its MF Global Shares; after taking account of the dilutive impact of the MF Global share incentive awards (described in paragraph 1 of Part 3 of this document), at this 100 per cent. level this would imply IPO Proceeds of between US$4.4 billion and US$4.7 billion.

Shareholders should be aware that the offer price per MF Global Share for the IPO may be set above or below the Price Range and the percentage sold will also be determined by market conditions and other factors. Man Group intends, subject to market conditions, the approval of Shareholders and other factors, to sell at least a majority of the MF Global Shares and up to 100 per cent. of its MF Global Shares in the IPO.

Shareholders should be aware that the Disposal may proceed notwithstanding the fact that the offer price per MF Global Share (which will determine the value of the IPO Proceeds) may be set within, above or below the Price Range, but will only be set above or below the Price Range if the Board considers it reasonable to do so and in the best interests of

Shareholders as a whole. The Board is seeking Shareholder approval to proceed with the Disposal where the offer price per MF Global Share would satisfy these criteria, which may or may not be within, above or below the Price Range. If the offer price per MF Global Share is set below the Price Range, then the IPO Proceeds will be less and accordingly the amount of cash which is intended to be returned to Shareholders later in the year will also be less.

Subject to Shareholder approval at the Extraordinary General Meeting to be held on 9 July 2007, the Disposal is expected to be completed by the end of July 2007.

Further details of the Disposal, including information relating to the effects of the Disposal on the Man Group Share Schemes, Man Group pension schemes and other post-retirement plans, are set out in Part 3 of this document. The Directors have been informed that MF Global share incentive awards are being awarded as part of the IPO. Further details are set out in paragraph 1 of Part 3 of this document.

6. Use of proceeds

It is currently intended that the IPO Proceeds (less commission payable in respect of the IPO, other transaction costs and taxation, together expected to be in the region of 5 per cent. of the IPO Proceeds) will be returned to Shareholders later in the year, and it is further expected that such cash will be distributed by means of a B share arrangement. Further details on the amount of cash to be returned to Shareholders and the form of B share arrangement will be sent to Shareholders later in the year.

7. Capital Structure

The Continuing Group will be regulated by the FSA as before and, in line with Man Group's policies, will maintain a regulatory capital surplus within its overall capital structure on an ongoing basis. The level of any retained shareholding in MF Global Ltd. will influence the Continuing Group's regulatory capital requirements set by the FSA, including the FSA's application of its consolidated supervision rules, together with the implementation in the UK of the Capital Requirements Directive at the start of 2008.

8. Current trading and prospects

8.1 The Continuing Group

As of the end of May 2007, the Continuing Group's funds under management were estimated to be over US$65 billion, up US$3.5 billion since the end of March 2007, reflecting in particular strong investment performance and further sales momentum. With recent positive performance across the Continuing Group's core managers, and a strong pipeline of forthcoming product initiatives, the Board is very confident about the prospects for the Continuing Group for the coming year.

8.2 The Brokerage Division

MF Global Ltd. estimates that the Brokerage Division's volumes of exchange-traded futures and options transactions executed and cleared for the first quarter of its "financial year 2008" to date are consistent with the general volume trends in the futures and derivatives markets. Based on publicly available data from the CME, Eurex and CBOT, derivatives volumes on those exchanges generally declined in the early part of the first quarter of "financial year 2008" from the record levels of the previous quarter, although volumes have since experienced notable improvement given recent market volatility.

9. Risk factors

Shareholders should consider the risk factors associated with the Disposal, set out in Part 2 of this document.

10. Further information

Shareholders' attention is also drawn, in particular, to the further information set out in Parts 3 and 6 of this document.

Shareholders should read the whole of this document and not rely on the summarised information set out in this letter.

11. Extraordinary General Meeting

The Disposal is conditional, amongst other things, upon Shareholder approval being obtained at the Extraordinary General Meeting. Accordingly, you will find set out in Part 8 of this document a notice convening the Extraordinary General Meeting to be held at Centennium House, 100 Lower Thames Street, London EC3R 6DL at 10 a.m. on 9 July 2007 at which the Resolution will be proposed to approve the Disposal.

12. Action to be taken

A Form of Proxy for use in connection with the Extraordinary General Meeting is enclosed. **Whether or not you intend to be present at the Extraordinary General Meeting, you are requested to complete and sign the accompanying Form of Proxy and return it, in accordance with the instructions printed on it, by post or (during normal business hours) by hand to Lloyds TSB Registrars, The Causeway, FREEPOST NAT15572, Worthing, West Sussex BN99 6LA, United Kingdom to arrive as soon as possible and, in any event, by no later than 10 a.m. on 7 July 2007. Alternatively, you can submit your proxy electronically at the Lloyds TSB Registrars website, www.sharevote.co.uk, subject to the terms and conditions shown on the website. The deadline for the receipt of electronic proxies is 10 a.m. on 7 July 2007. Any electronic communications found to contain a virus will not be accepted. If you hold shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Lloyds TSB Registrars so that it is received by no later than 10 a.m. on 7 July 2007.** The return of a completed Form of Proxy or the transmittal of an electronic proxy or CREST Proxy Instruction will not prevent you from attending the Extraordinary General Meeting and voting in person (in substitution for your proxy vote) should you wish to do so and are so entitled.

13. Recommendation

For the purposes of this Recommendation, Alison Carnwath and Kevin Davis are, as directors of MF Global Ltd., regarded as having a conflict of interest as directors of Man Group plc and, accordingly, have abstained from this Recommendation. References in this paragraph 13 to the Board are, thus, references to the Board other than Alison Carnwath and Kevin Davis.

The Board has received financial advice from Merrill Lynch International in connection with the Disposal. In providing its advice to the Board, Merrill Lynch International has relied upon the Board's commercial assessments of the Disposal. The Board believes the Disposal to be in the best interests of Shareholders as a whole.

Accordingly, the Board unanimously recommends that you vote in favour of the Resolution, as the Directors intend to do in respect of their own beneficial holdings, amounting in aggregate to 69,460,370 Shares representing approximately 3.56 per cent. of the current issued share capital of Man Group plc.

An affiliate of Merrill Lynch International is also acting as joint bookrunner and joint manager in connection with the IPO.

Yours sincerely

Harvey McGrath
Chairman

Part 2: Risk factors

The following risk factors should be considered carefully when deciding whether or not to vote in favour of the Resolution to be proposed at the Extraordinary General Meeting. The risk factors should be read in conjunction with all other information relating to the Disposal, MF Global and the Continuing Group contained in this document. The risks and uncertainties set out below are those which the Directors believe are the material risks relating to the Disposal, MF Global and to the Continuing Group. The following is not exhaustive and does not purport to be a complete explanation of all the risks involved. Additional risks and uncertainties not presently known to the Directors, or which the Directors currently consider to be immaterial, may also have a material adverse effect on the Disposal and MF Global and on the Continuing Group.

1. Risks relating to the Disposal and MF Global

The Continuing Group may not be able to maximise Shareholder returns from MF Global if the Disposal does not proceed.

The Board is of the opinion that the Disposal is in the best interests of Shareholders as a whole and the Board believes that the Disposal currently provides the best opportunity to realise the value of the Continuing Group's investment in MF Global. Accordingly, if the Disposal does not proceed, the Continuing Group's ability to maximise Shareholder returns from MF Global may be prejudiced.

Any future return of value to Shareholders is dependent on the successful implementation of the Disposal.

The ability of the Continuing Group to implement the proposed return of capital referred to in paragraph 6 of Part 1 of this document to its Shareholders later in the year will be dependent on the successful implementation of the Disposal. The implementation of the Disposal is subject to various conditions, including, *inter alia*, the approval of the Disposal by Shareholders at the EGM, and will not proceed unless those conditions are satisfied. If the Disposal occurs, the return of capital is subject to uncertainty as to its timing, amount and the form it might take.

If the Disposal does not proceed, this may potentially have a destabilising effect on the Continuing Group and MF Global.

If the Disposal does not proceed, this may have a negative impact on the management and employees of the Continuing Group and MF Global who have committed considerable time, effort and resource in restructuring and preparing the Brokerage Division for the Disposal. As a consequence, this may affect the performance and potential value of the Continuing Group and MF Global and adversely influence the pursuit of the strategic objectives of either business.

The Continuing Group may be exposed to additional costs as a result of the transitional services agreements entered into for a transitional period after the Disposal.

The transitional services agreements which are effective upon, and for a limited period after, the Disposal contain certain warranties and indemnities given by the Continuing Group and/or MF Global in favour of each other, depending on whether the relevant entity is the party providing or receiving the services. Consequently the Continuing Group may incur liabilities and obligations to make payments under those agreements. Further details of the transitional services agreements are set out in paragraph 7 of Part 3 and paragraph 5 of Part 6 of this document.

The Brokerage Division currently provides clearing and other services to a number of investment products managed by the Man Investments business. Aside from particular clearing arrangements there is no certainty to either party of the ongoing relationship or service provision.

The Brokerage Division has for many years derived a portion of its revenues and earnings from providing clearing and execution services for a number of independent investment products managed by the Man Investments business. Aside from the introducing broker arrangements relating to clearing services in respect of a number of investment products (further details of which are set out in paragraph 5.4 of Part 6 of this document), there are no similarly committed arrangements in place between the investment products and MF Global and therefore there is no certainty to either party of the ongoing relationship or service provision.

The Continuing Group's operations will be less diversified as a result of the Disposal.

As a result of the Disposal, the range of activities of the Continuing Group will be smaller and less diverse. Consequently, any under-performance in part of the Continuing Group's business may have a more significant impact on the Continuing Group than it would have had prior to the Disposal.

MF Global will operate as an independent business as a result of the Disposal.

After the Disposal, MF Global Ltd. will be an independent company and subject to, amongst other things, the influences and responsibilities described below. These may influence the trading price of its publicly traded shares and thus the value of any interest in MF Global Ltd. retained by Man Group.

The Brokerage Division currently operates as a division of Man Group. Following the Disposal, while the Continuing Group will provide certain limited support pursuant to the transitional services agreements, MF Global will have to devote increased management time, and incur greater costs, in providing its own financial, compliance, systems, infrastructure and administrative support functions including trademark protection as a result of it being an independent company.

As an independent business, MF Global will be responsible for its own capital structure and financing requirements, including the borrowing of approximately US$1.4 billion in a 364-day bridge loan (further details of which are set out in paragraph 4.3.2 of Part 3 of this document) together with a US$1.5 billion liquidity facility. In the future it may need to seek additional debt or issue new shares for a number of reasons, including: to maintain increased regulatory capital; as a result of acquisitions and potential future growth in operations; and changes in regulatory capital regulations particularly in the UK.

Furthermore, following the Disposal, non-competition and non-solicitation provisions contained in the Master Separation Agreement (more fully described in paragraph 9.1.1 of Part 6 of this document) may limit the scope of MF Global's business activities and growth and may not sufficiently restrict the Continuing Group from competing with MF Global in markets important to MF Global.

As a US-listed public company, MF Global Ltd. will be required by the Sarbanes-Oxley Act of 2002 to evaluate its internal control over financial reporting to enable management to report on, and independent auditors to audit, the effectiveness of those controls by 31 March 2009. Control deficiencies of varying degrees of severity may be identified. In addition, MF Global may incur significant costs to remedy such deficiencies.

As with publicly traded securities generally, there can be no assurance that an active market for the MF Global Shares will develop or be sustained. Further, the liquidity and trading price of the MF Global Shares could be adversely affected in ways that are beyond the control of MF Global and the Continuing Group.

Should the Continuing Group retain 20 per cent. or more of the MF Global Shares, Man Group has been granted additional shareholder rights in MF Global Ltd. as it will need to continue to consolidate the MF Global business with its own for regulatory capital purposes. Such circumstances may have negative consequences for either the Continuing Group or the MF Global business.

Should the Continuing Group retain 20 per cent. or more of the MF Global Shares, Man Group has been granted additional shareholder rights in MF Global Ltd. as it will need to continue to consolidate the MF Global business with its own for regulatory capital purposes. Such circumstances may have negative consequences for either the Continuing Group or the MF Global business.

In the event that the Continuing Group retains 20 per cent. or more of the MF Global Shares, it will be required under the FSA's prudential rules to continue to consolidate all of or its proportional share of the MF Global business with its own for regulatory capital purposes. The basis for the calculation, and the amount of any such additional regulatory capital that the Continuing Group is required to hold is linked both to the size of its retained holding in MF Global Ltd. and the net financial resource requirements (computed under FSA rules) applicable to the MF Global business. The Continuing Group has to ensure that it maintains a surplus of regulatory capital at all times.

In such circumstances, the Continuing Group will have the right to continue to monitor and exercise a degree of control over the management of the MF Global business. This includes a cap on the level of regulated capital that MF Global's business can add to the Continuing Group's own regulatory capital requirement until such time as it ceases to retain 20 per cent. or more of the MF Global Shares.

These rights are subject to a long-stop date, being the date 30 months following the initial closing of the IPO. These rights are contained in the Master Separation Agreement, more fully described in paragraph 9.1.1 of Part 6 of this document.

For MF Global, the exercise of these rights may restrict the development of MF Global's business. The need for the Continuing Group to hold increased regulatory capital as a result of its shareholding in MF Global may constrain the ability of the Continuing Group to develop its own business in ways which would also require additional regulatory capital. The Directors are, however, of the opinion that the rights described above will assist the Continuing Group to be able to maintain a regulatory capital surplus irrespective of any retained shareholding in MF Global Ltd.

2. Risks relating to the Continuing Group

Changes in domestic and international market factors that reduce activity levels could significantly harm the Continuing Group.

The Continuing Group generates revenues primarily from management and performance fees it earns from providing access for private and institutional investors worldwide to hedge funds and other alternative instrument strategies. These revenue sources are substantially dependent on the value of funds under management ("**FuM**"). The value of FuM is directly affected by domestic and international market factors that are beyond the Continuing Group's control, including economic, political and market developments; broad trends in industry and finance; changes in levels of trading activity in the broader marketplace; price levels and price volatility in the securities markets; legislative and regulatory changes; actions of competitors; changes in government monetary policies; foreign exchange rates; interest rates; and inflation.

As the Continuing Group's revenue is derived in a significant part from management fees based on the value of FuM, any material decrease in the value of FuM would have a material adverse effect on the Continuing Group, its financial condition and operating results.

The Continuing Group operates in a highly competitive industry. If the Continuing Group is unable to compete effectively with its competitors, its business, financial condition or results of operations could be materially adversely affected. There can be no assurance that the growth the Continuing Group has experienced will continue.

The asset management industry in which the Continuing Group is engaged is highly competitive. The Continuing Group's current competitors typically come from three sectors; independent fund of hedge funds, traditional asset management firms and large banking institutions. Such competitors offer products and services that are similar to, or compete with, those offered by the Continuing Group.

Competition within the asset management industry could lead to pressure on the Continuing Group to reduce the fees that it charges its investors for products and services, on which its profit margins and earnings are in part dependent. A failure to compete effectively in the environment described above may result in the loss of existing investors and business, and of opportunities to capture new business, each of which could have a material adverse effect on the Continuing Group's business, results of operations or financial condition.

It may not be possible for the Continuing Group to continue to grow its business either through geographic expansion, product expansion, access to new distributors or investment content capacity or otherwise, or to maintain its performance, at historical levels or at currently anticipated levels. Further, implementation of the Continuing Group's growth strategy may lead to increased costs and lower profitability if growth in revenues is not achieved.

... operates in a heavily regulated environment. Any failure to comply with the regulations could subject the Continuing Group to sanctions or oblige it to change the scope or nature of its operations.

If the Continuing Group fails to maintain compliance and reporting systems, or fails to attract and retain personnel who are capable of designing and operating such systems, this will increase the likelihood that the Continuing Group will breach applicable laws and regulations and expose it to the risk of civil litigation and investigations by regulatory agencies. This could adversely affect the Continuing Group.

The requirements imposed by the regulators are not designed to protect Shareholders but to ensure the integrity of the financial markets and to protect investors and other third parties who deal with the Continuing Group. Consequently, these regulations can serve to limit the scope of the Continuing Group's activities and its flexibility regarding capital structure. Further, any change in such regulations may have a material adverse affect on the ability of the Continuing Group to carry on its business and pursue its investment strategies or may affect the attraction of alternative investments generally for either private or institutional investors.

The Continuing Group is exposed to market risk on proprietary investments in various funds.

Exposure to market risk on proprietary investments in various fund products includes seed capital provided to a new manager, where the Continuing Group purchases shares in a fund before selling them to third party investors, typically holding the investment for between six and twelve months. For certain funds, the Continuing Group will also buy shares from investors between the fund's quarterly dealing dates, and will hold these shares until they can be sold to a third party investor or transferred into another product structure. The exposure to market risk on proprietary investments in various fund products may have a material adverse effect on the Continuing Group's business or results of operations.

Investors and counterparties that owe the Continuing Group money, securities or other assets may default on their obligations to the Continuing Group due to bankruptcy, lack of liquidity, operational failure, fraud or other reasons.

Although the direct taking of credit risk in order to earn a return is not a central feature of the Continuing Group's business, the Continuing Group is exposed to credit risk in respect of its lending to funds. Although the Continuing Group regularly reviews its credit exposure, default risk may arise from events or circumstances that are difficult to detect or foresee. The Continuing Group may be adversely affected in the event of a significant default by its investors and counterparties, or more wide-ranging adverse liquidity or market events.

Challenges inherent in the asset management business may reduce the value and future expected investment returns of assets under the control of the Continuing Group.

Persistent poor performance affecting the alternative investments sector generally or the specific funds managed by the Continuing Group may inhibit the Continuing Group's ability to continue to grow its asset management business or to maintain its performance at historical levels or currently anticipated levels.

The Continuing Group's revenues are predominantly derived from management fees in respect of the total FuM and performance fees payable on the achievement of certain criteria. Persistent poor investment performance affecting one of the alternative investments or a specific fund managed by the Continuing Group could cause investors to withdraw assets, and therefore reduce the management fees earned by the Continuing Group, or cause certain pre-arranged targets on which performance fees are typically payable not to be met, and therefore reduce the performance fee income the Continuing Group receives. A decline in the value of FuM may also affect the Continuing Group's ability to market new funds and products to investors, as such marketing may be based upon the value or performance of existing FuM.

Fluctuations in currency exchange rates could materially affect the Continuing Group's financial results.

The Continuing Group uses US Dollars as its reporting currency. The Continuing Group's profits before tax are largely denominated in US Dollars and to a lesser extent in other currencies, including Pounds Sterling, Swiss Francs, Australian Dollars, Euros and Yen. As a result, the

Continuing Group's business is subject to the effects of exchange rate fluctuations with respect to any currency conversions and the Continuing Group's ability to hedge these risks and the cost of such hedging.

The Continuing Group may be adversely affected if its reputation is harmed.

The reputation of the Continuing Group among many stakeholders – its staff, Shareholders, investors in funds, intermediary or intermediaries lenders, regulators, key business partners and the general public – is a key component of its ability to achieve its strategic objectives. The Continuing Group's ability to attract and retain investors and employees and raise appropriate financing or capital may be adversely affected to the extent its reputation is damaged. If it fails, or appears to fail, to deal with various issues that may give rise to reputational risk, its reputation and, in turn, its business prospects may be harmed.

The Continuing Group's future success depends to a significant degree upon its continued ability to attract skilled personnel and to manage its operations.

The Continuing Group's future success will depend significantly upon the expertise and continued services of certain key personnel, including its directors, and upon its ability to recruit, retain and motivate such personnel. The Continuing Group may fail to attract highly skilled employees or may incur increased costs in attracting and retaining such personnel.

The Continuing Group may fail to provide its employees with adequate training to allow them to fulfil their roles competently and obtain required qualifications. Both external and employee fraud or misconduct is not always possible to deter and the precautions that the Continuing Group takes to prevent and detect such acts may not be effective in all cases.

The Continuing Group may fail to maintain its computer and communications systems and networks properly or to upgrade and expand such systems in response to technological change. Computer and communications systems and facilities failure, capacity constraints, failure of disaster recovery plans, or external factors (including power outages or terrorist action) could limit the Continuing Group's ability to conduct its operations.

If the Continuing Group fails to manage its operations effectively as a result of, amongst other things, the matters described above, it could have a material adverse effect on the Continuing Group.

The Continuing Group is exposed to funding risks in relation to the defined benefits under its pension schemes.

The Continuing Group operates a defined benefit pension scheme for some UK employees. No new members have been admitted to the scheme since June 1999.

Primary liability to fund the scheme rests with the employers that participate in the scheme. Participating employer contributions to the scheme must be agreed with the pension scheme trustees who have control over the investment of the scheme's assets and can alter their investment strategy, potentially exposing the participating employers to additional costs. If agreement cannot be reached, the Pensions Regulator has power to impose a contribution rate on the participating employers. Employer contributions to the scheme will also be affected by factors that affect the funding level of the scheme and make benefits more expensive to provide than anticipated, such as lower investment returns than expected or increasing life expectancy.

The trustees or the Pensions Regulator have power to wind up the scheme in certain circumstances, which would result in a statutory debt owing from the participating employers to the scheme based on the cost of buying out benefits with an insurance company. Further, the Pensions Regulator has power to require funding or funding guarantees for the scheme from persons who are associates of or connected with the participating employers in certain circumstances. As a result, the Continuing Group is exposed to funding risks in relation to the defined benefits under its pension schemes.

1. Overview of the Disposal

It is proposed that Man Group dispose, by way of an initial public offering and listing on the New York Stock Exchange, of at least a majority of the MF Global Shares and up to 100 per cent. of its MF Global Shares.

Following the Disposal, MF Global Ltd. plans to conduct its business independently of Man Group, under the name "MF Global" as a public company incorporated in Bermuda with its shares listed on the New York Stock Exchange. The Continuing Group will continue to operate its asset management division known as "Man Investments".

Upon completion of the Disposal, subject to market conditions, the approval of Shareholders and other factors, it is expected that Man Group will sell at least a majority of the MF Global Shares and up to 100 per cent. of its MF Global Shares in the IPO.

On 21 June 2007, Man Group plc announced an indicative price for the IPO of between US$36 and US$39 per MF Global Share. This implies an indicative gross equity value for MF Global Ltd. of between US$4.6 billion and US$5.0 billion. Shareholders are being asked to approve the sale by Man Group of at least a majority of the MF Global Shares and up to 100 per cent. of its MF Global Shares; after taking account of the dilutive impact of the MF Global share incentive awards described below, at this 100 per cent. level this would imply IPO Proceeds of between US$4.4 billion and US$4.7 billion.

The Directors have been informed that MF Global Ltd. currently intends to adopt a long-term incentive plan designed to allow a broad range of equity-based incentive awards, affording the flexibility to incentivise its officers, directors and employees in connection with the IPO and thereafter. Under that plan, US$214 million worth of MF Global Shares will be awarded at the IPO price and as part of the IPO for that purpose. Of those awards, US$3 million worth of MF Global Shares will be issued subject to certain customary restrictions at the time of the IPO. The remaining US$211 million worth of MF Global Shares awarded under the plan will be issued at least 42 months after the initial closing of the IPO. In addition to the MF Global Shares awarded under the plan, US$7 million worth of MF Global Shares are to be issued to a limited number of management and staff of MF Global at the time of the IPO.

2. Conditions to the Disposal

The Disposal is conditional upon:

(i) the passing of the Resolution (to be proposed at the Extraordinary General Meeting to be held on 9 July 2007, further details of which are set out in Part 8 of this document);

(ii) the entire issued share capital of MFOL, EDFMG, MFH and MF Pte having been transferred to MF Global Ltd.;

(iii) a registration statement filed with the SEC for the MF Global Shares becoming effective and approval being obtained from the New York Stock Exchange for the listing of the MF Global Shares; and

(iv) regulatory approvals having been given, including the approval of the FSA, to the Disposal.

3. Resolution to effect the Disposal

The Notice of the EGM which contains the Resolution approving the Disposal is set out in Part 8 of this document.

4. The Reorganisation, Separation and Recapitalisation

4.1 The Reorganisation

To facilitate the Disposal, certain transactions have been, and, prior to the Disposal, further will be, undertaken to separate the Brokerage Division from the asset management division of Man Group. The Brokerage Division consists of execution and clearing services for derivatives and cash products in financial markets throughout Europe, North America and the Asia/Pacific region.

There are other transactions that need to be undertaken prior to the Disposal, which are referred to herein as the "**Reorganisation**". The Reorganisation is being effected by, among other things, transferring all of the entities and assets of Man Group that comprise the Brokerage Division to MFOL and EDFMG, holding companies incorporated in the UK, except MFH and MF Pte which will be transferred directly to MF Global Ltd. as part of the Separation. Man Group will complete the Reorganisation prior to the Separation.

4.2 The Separation

Following the completion of the Reorganisation, and before the Disposal, Man Group will complete the Separation of the Brokerage Division from its asset management division by transferring all of the issued share capital of MFOL, EDFMG, MFH and MF Pte to MF Global Ltd. This transaction is referred to as the "**Separation**". As a result of the Separation, MF Global Ltd. will own, directly or indirectly, all of the Brokerage Division, and will be wholly-owned by Man Group plc at that time.

4.3 The Recapitalisation

Man Group currently intends to engage in the following additional transactions prior to the Disposal that will result in significant changes to the capital structure of Man Group:

4.3.1 prior to the pricing of the IPO, MGUK will make a net capital contribution to MF Global Ltd. in cash so that, upon the pricing of the IPO, MF Global Ltd.'s pro forma shareholders' equity, as measured under United States Generally Accepted Accounting Principles, will be approximately US$1.2 billion;

4.3.2 prior to the initial closing of the IPO, one of MF Global's finance subsidiaries will borrow (and MF Global Ltd. will guarantee the repayment of) approximately US$1.4 billion in a 364-day bridge loan from several financial institutions, including affiliates of several of the proposed underwriters in the IPO; and

4.3.3 prior to the initial closing of the IPO, MF Global will use a portion of the net proceeds from the bridge loan to repay all of its outstanding borrowings owed by MF Global to Man Group and third parties.

The transactions described above are referred to as the "**Recapitalisation**".

5. The IPO

Application is being made to the SEC for the MF Global Shares to be sold to the public and it is intended that these shares be listed on the New York Stock Exchange. The MF Global Shares will be offered to the public through the proposed underwriters named in, and in accordance with the terms of, the Purchase Agreement. Further details of the terms of the Purchase Agreement are set out in paragraph 9.1.6 of Part 6 of this document.

Subject to, amongst other things, the passing of the Resolution, the IPO is expected to take place, and dealings in MF Global Shares to commence on the New York Stock Exchange, by the end of July 2007. Shareholders are being asked to approve the sale by Man Group of at least a majority of the MF Global Shares and up to 100 per cent. of its MF Global Shares; based upon the Price Range, after taking account of the dilutive impact of the MF Global share incentive awards (further described in paragraph 1 of this Part 3), at this 100 per cent. level this would imply IPO Proceeds of between US$4.4 billion and US$4.7 billion.

6. Regulatory capital and rights as a holder of MF Global Shares

Prior to the Disposal, Man Group has been required to treat the operations of the Brokerage Division as part of its consolidated operations for the purposes of determining its regulatory capital requirements in compliance with regulation in the UK. As a result, the Brokerage Division has affected Man Group's consolidated regulatory capital obligations and, in order to ensure compliance with such obligations, Man Group has monitored and exercised control over the management of the business of the Brokerage Division from a capital perspective. It is currently expected that, subject to market conditions, the approval of Shareholders and other factors, Man Group will sell at least a majority of the MF Global Shares and up to 100 per cent. of its MF Global Shares.

The Continuing Group's regulatory obligations may still be affected by the operations of MF Global after the Disposal. If, due to market conditions and other factors, the Continuing Group were to retain 20 per cent. or more of the MF Global Shares after the IPO, MF Global Ltd. will provide certain oversight rights (pursuant to the Master Separation Agreement, more fully described in paragraph 9.1.1 of Part 6) until such time as the Continuing Group reduces its shareholding to less than 20 per cent. of the MF Global Shares, subject to a long-stop date, being the date 30 months following the initial closing of the IPO. These rights would include a right to designate a member of the board of directors of MF Global Ltd. and to restrict or prevent developments in the business of MF Global after the Disposal – such as significant growth in its operations, whether internally or by acquisition particularly in the OTC markets or by entering into new lines of business – if they would cause the additional amount of regulatory capital the Continuing Group is required to retain to exceed US$400 million, up to 31 December 2007, and US$700 million thereafter. In addition, if the Continuing Group were to retain 20 per cent. or more of the MF Global Shares, the Continuing Group will have the right to obtain financial and other information about the business and affairs of MF Global as it may require to comply with its regulatory obligations. The Directors are of the opinion that the Continuing Group will maintain a regulatory capital surplus irrespective of any retained shareholding in MF Global Ltd.

7. Relationship between the Continuing Group and MF Global

(a) Transitional services

Historically, Man Group has provided a range of, and received limited, financial and administrative support to or from, as applicable, the Brokerage Division. In connection with the Disposal, the Continuing Group and MF Global will begin to provide most of these services themselves, with their own personnel. However, the Continuing Group and MF Global will continue to rely on each other for some of these services and/or certain consultancy services for a limited transition period after the Disposal. Thus, the Continuing Group is entering into several transitional services agreements with MF Global pursuant to which the Continuing Group will continue to provide certain administrative support and/or certain consultancy services and will continue to receive certain limited services from MF Global in respect of several corporate functions.

For a description of the transitional services agreements, please see paragraph 5 of Part 6 of this document.

(b) Ongoing commercial relationships

For many years, the Brokerage Division has provided services to a large number of collective investment vehicles or investment products for which MIL acts as investment manager or investment adviser and which have an allocation to the AHL Programme. These investment products are independent legal entities; they do not form part of, nor are they controlled by, the Continuing Group. Certain of these products in existence as at 31 March 2007 have entered into agreements with Man Financial Limited, providing for limited exclusivity for a minimum initial term of 36 months from the date of the initial closing of the IPO.

8. Man Group Share Schemes

The Disposal will result in MF Global Employees who are holders of options and awards under the Man Group Share Schemes being treated as "good leavers" for the purposes of those plans. This is because their employing companies will no longer be controlled by Man Group. Generally, the number of Shares which good leavers may acquire on the exercise of options and awards will be pro-rated downwards to take account of early vesting.

9. Pensions and other post-retirement plans

Some MF Global Employees participate in pension arrangements which relate only to MF Global Employees. MF Global will take responsibility for operating these arrangements after the Disposal.

Some MF Global Employees participate in Man Group plc's occupational defined benefit pension scheme, of which Man Group Services Limited, a member of Man Group, is the principal employer. It is proposed that MF Global will establish its own final salary pension scheme before

MF Global Employees are transferred to MF Global UK Services Limited, a member of MF Global that will employ the MF Global Employees, and that MF Global Employees currently participating in the occupational defined benefit pension scheme will be given the option to transfer their accrued benefits to the new MF Global scheme and join the new scheme for their future service with MF Global. It is also proposed that MF Global UK Services Limited will arrange a group personal pension plan, on the same terms as the Man Group Personal Pension Plan, for those MF Global Employees who currently participate in the Man Group Personal Pension Plan.

The Directors have been informed that MF Global will put in place its own life cover and private health insurance arrangements for MF Global Employees (who are currently covered by Man Group arrangements).

1. Nature of financial information

The following financial information relating to the Brokerage Division has been extracted without material adjustment from the consolidation schedules which support the audited financial statements for Man Group plc for the years ended 31 March 2005, 31 March 2006 and 31 March 2007. Additional International Financial Reporting Standards ("**IFRS**") financial information for the year ended 31 March 2005 has been extracted without material adjustment from the consolidation schedules which support the IFRS financial information for the year ended 31 March 2005 extracted from the comparative in the 2006 IFRS financial statements. Investors should read the whole document and not just rely on the information contained in this section.

The financial information contained in sections 2 and 3 of this Part 4 does not constitute statutory accounts for any company within the meaning of Section 240 of the Act. The statutory accounts for Man Group plc in respect of each of the last three financial years have been delivered to the Registrar of Companies. The auditors' reports in respect of those statutory accounts for the three years were unqualified and did not contain statements under Section 237(2) or (3) of the Act. PricewaterhouseCoopers LLP were the auditors of Man Group plc in respect of the three years ended 31 March 2007.

The financial information contained in sections 2 and 3 of this Part 4 sets out the financial information for the Brokerage Division for the periods indicated. The financial information for the Brokerage Division for the years ended 31 March 2007 and 31 March 2006 has been prepared in accordance with IFRS. The financial information for the Brokerage Division for the year ended 31 March 2005 has been prepared in accordance with IFRS and United Kingdom Generally Accepted Accounting Principles ("**UK GAAP**").

2. Income statements

Brokerage Division	Unaudited IFRS 12 months to 31 Mar 2005 US$m	IFRS 12 months to 31 Mar 2006 US$m	IFRS 12 months to 31 Mar 2007 US$m
Revenue	1,130	1,537	2,392
Cost of sales	(647)	(912)	(1,445)
Other operating income before exceptional items	—	12	4
Exceptional items	—	—	81
Other operating income	—	12	85
Other operating losses	—	—	(3)
Administrative expenses before exceptional items	(363)	(490)	(704)
Exceptional items	—	(70)	(75)
Administrative expenses	(363)	(560)	(779)
Operating profit	**120**	**77**	**250**
Finance income	62	94	175
Finance expense	(41)	(89)	(164)
Net finance income	21	5	11
Share of after tax profit of associates and joint ventures	—	—	2
Profit on ordinary activities before taxation	**141**	**82**	**263**
Taxation	(41)	(28)	(89)
Profit for the period	**100**	**54**	**174**

Notes:

(1) This income statement for the years ended 31 March 2005, 2006 and 2007 has been prepared under IFRS.

(2) The IFRS income statements for the years ended 31 March 2005 and 31 March 2006 presented above are different from the segmental information for the Brokerage Division as presented in the audited financial statements for the year ended 31 March 2006 and the IFRS financial information for the year ended 31 March 2005. The differences arise because the Brokerage Division being disposed of includes legal entities which were not previously included in the Brokerage Division segmental analysis.

Brokerage Division	UK GAAP 12 months to 31 Mar 2005 US$m
Net operating income	**481**
Operating expenses	(376)
Operating profit	**105**
Net interest income	22
Profit on ordinary activities before taxation	**127**
Taxation	(40)
Profit on ordinary activities after taxation	**87**

Notes:

(1) This income statement for the year ended 31 March 2005 has been prepared under UK GAAP.

(2) The UK GAAP income statement for the year ended 31 March 2005 presented above is different from the segmental information for the Brokerage Division presented in the audited financial statements for the year ended 31 March 2005. The differences arise because the Brokerage Division being disposed of includes legal entities which were not previously included in the Brokerage Division segmental analysis.

3. Balance Sheet

Brokerage Division	IFRS at 31 Mar 2007 US$m
Property, plant and equipment	44
Goodwill	103
Other intangible assets	191
Investments in associates and joint ventures	12
Other investments	484
Deferred tax assets	12
Non-current receivables	264
Total non-current assets	**1,110**
Trade and other receivables	32,097
Current tax assets	3
Short-term investments	15,094
Cash and cash equivalents	1,858
Total current assets	**49,052**
Total assets	**50,162**
Trade and other payables	(47,474)
Current tax liabilities	(24)
Short-term borrowings and overdrafts	(8)
Payable to Continuing Group	(1,424)
Total current liabilities	**(48,930)**
Trade and other payables	(518)
Deferred tax liabilities	(62)
Other creditors	(9)
Total non-current liabilities	**(589)**
Total liabilities	**(49,519)**
Net assets	**643**

Part 3: Unaudited pro forma statement of consolidated net assets of Man Group

Set out below is an unaudited pro forma statement of net assets of Man Group illustrating the effect of the Disposal. The unaudited pro forma statement of net assets is based on the audited consolidated balance sheet of Man Group plc as at 31 March 2007 adjusted as described in the notes set out below. The unaudited pro forma statement has been prepared to illustrate how the Disposal might have affected the net assets of Man Group had it been effected as at 31 March 2007. The unaudited pro forma statement is for illustrative purposes only and, because of its nature, the unaudited pro forma statement addresses a hypothetical situation and does not, therefore represent Man Group's actual financial position or results. The unaudited pro forma statement has been prepared on the basis set out in the notes below and in accordance with the requirements of item 13.5.31R of the Listing Rules.

		Pro forma Adjustments		
	Man Group as at 31 Mar 2007 (Note 1) US$m	Disposal of Brokerage Division (Note 2) US$m	Disposal Adjustments (Note 3) US$m	Continuing Group Pro forma net assets US$m
Assets				
Non current assets				
Property Plant and Equipment	46			46
Goodwill	785			785
Other intangible assets	429			429
Investments in associates and joint ventures	258			258
Other investments	189			189
Deferred tax assets	72			72
Non current receivables	40			40
	1,819	**—**	**—**	**1,819**
Current assets				
Trade and other receivables	842			842
Current tax assets	1			1
Derivative financial instruments	15			15
Short-term investments	655			655
Cash and cash equivalents	1,571		5,000	6,571
	3,084	**—**	**5,000**	**8,084**
Assets of the Brokerage Division held for sale	50,162	(50,162)		—
Total assets	**55,065**	**(50,162)**	**5,000**	**9,903**
Liabilities				
Non-current liabilities				
Long-term borrowings	(1,100)	1,424	(1,424)	(1,100)
Deferred tax liabilities	(18)			(18)
Pension obligations	(21)			(21)
Derivative financial instruments	(9)			(9)
Other creditors	(2)			(2)
	(1,150)	**1,424**	**(1,424)**	**(1,150)**
Current liabilities				
Trade and other payables	(476)			(476)
Current tax liabilities	(286)			(286)
Short-term borrowings and overdrafts	(489)			(489)
Derivative financial instruments	(6)			(6)
	(1,257)	**—**	**—**	**(1,257)**
Liabilities of the Brokerage Division held for sale	(48,095)	48,095	—	—
Total liabilities	**(50,502)**	**49,519**	**(1,424)**	**(2,407)**
Net assets	**4,563**	**(643)**	**3,576**	**7,496**

Notes:

1. The net assets of Man Group plc as at 31 March 2007 have been extracted without material adjustment from the audited financial statements of Man Group plc for the year then ended.

2. The net assets of the Brokerage Division as at 31 March 2007 have been extracted without material adjustment from the financial information on the Brokerage Division set out in Part 4 of this document.

3. The Disposal adjustments comprise:

   - Recapitalisation of the Brokerage Division prior to Disposal[a] US$(557) million
   - IPO Proceeds US$4,351 million
   - Estimated costs in relation to the Disposal[b] US$(218) million

   a. As discussed in paragraph 4.3.1 of Part 3 of this document, MGUK will make a net capital contribution to MF Global Ltd. so that, upon the pricing of the IPO, MF Global Ltd.'s pro forma shareholders' equity will be approximately US$1.2 billion. Therefore, this pro forma adjustment equates to US$1.2 billion less US$643 million (the net assets of the Brokerage Division at 31 March 2007, as shown in the second column of the pro forma adjustments table).

   b. The direct costs in relation to the Disposal relate to commission payable in respect of the IPO, other transaction costs and taxation, together expected to be in the region of 5 per cent. of the IPO Proceeds.

   The settlement of the Brokerage Division's payable of US$1,424 million to the Continuing Group has been transferred from the long-term borrowings line to the cash and cash equivalents line on the pro forma adjustments table.

   The pro forma assumes a 100 per cent. disposal by Man Group of its MF Global Shares based on the sale of 120,860,361 MF Global Shares at US$36, being the price at the bottom of the Price Range. To the extent that the Continuing Group retains between nil and 20 per cent. of the MF Global Shares after the Disposal, any such residual interest will be shown as a non-current investment and carried at fair value.

   For illustrative purposes only, if the Continuing Group retains between nil and a 20 per cent. interest in the MF Global Shares, based on pricing at the bottom of the Price Range, each 1 per cent. interest the Continuing Group retains in MF Global Ltd. after the Disposal would result in a decrease in IPO Proceeds of US$44 million and a corresponding increase in non-current investments of US$44 million and a decrease in estimated costs of the Disposal of US$2 million.

   For illustrative purposes only, if the Continuing Group retains between a 20 per cent. and a 50 per cent. interest in the MF Global Shares, the Continuing Group will account for its investment by the equity method of accounting and will initially recognise its investment at cost. In the pro forma adjustments table there would be an increase in investments in associates of the relevant proportion of US$1.2 billion relating to the Continuing Group's retained interest. In addition, based on pricing at the bottom of the Price Range, each 1 per cent. interest the Continuing Group retains in MF Global Ltd. after the Disposal would result in a decrease in IPO Proceeds of US$44 million and a decrease in estimated costs of the Disposal of US$2 million.

4. No account has been taken of the trading results or transactions of the Continuing Group or the Brokerage Division for the period since 31 March 2007. In addition, no adjustment has been made in respect of the Directors' stated intention to return the IPO Proceeds (less commission payable in respect of the IPO, other transaction costs and taxation) to the Continuing Group from the Disposal to Shareholders following completion of the Disposal.

PricewaterhouseCoopers LLP
Southwark Towers
32 London Bridge Street
London SE1 9SY
Telephone +44 (0)20 7583 5000
Facsimile +44 (0) 20 7822 4652
www.pwc.com/uk

The Directors
Man Group plc
Sugar Quay
Lower Thames Street
London EC3R 6DU

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

22 June 2007

Dear Sirs

Man Group plc (the "Company")

We report on the pro forma net asset statement (the "**Pro forma financial information**") set out in Part 5 of the Company's circular dated 22 June 2007 (the "**Document**") which has been prepared on the basis described in the notes to the pro forma net asset statement, for illustrative purposes only, to provide information about how the proposed disposal by initial public offering of MF Global Ltd. might have affected the net assets presented on the basis of the accounting policies adopted by the Company in preparing the consolidated financial statements for the period ended 31 March 2007. This report is required by item 13.5.31R of the Listing Rules of the UK Listing Authority (the '**Listing Rules**') and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro forma financial information in accordance with item 13.5.31R of the Listing Rules.

It is our responsibility to form an opinion, as required by item 7 of Annex II to the PD regulation as to the proper compilation of the Pro forma financial information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of the Company as a result of the inclusion of this report in the document, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with item 13.4.1R(6) of the Listing Rules, consenting to its inclusion in the Document.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a) the Pro forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Part 6: Additional information

1. Responsibility

The Directors, whose names appear in paragraph 3 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and registered office

2.1 The Company was incorporated and registered in England and Wales on 22 April 1994 with registered number 2921462 under the Act and then registered as a public company limited by shares with the name E D & F Man Group plc on 5 September 1994.

2.2 The Company changed its name to Man Group plc on 29 September 2000.

2.3 The principal legislation under which the Company operates is the Act.

2.4 The registered office of the Company is at Sugar Quay, Lower Thames Street, London, EC3R 6DU.

3. Directors

The names and principal functions of the Directors are set out below:

Director	Principal functions
Mr H A McGrath	Chairman
Mr S Fink	Deputy Chairman
Mr P L Clarke	Group Chief Executive
Mr K J P Hayes	Finance Director
Mr K R Davis	Managing Director, Brokerage Division
Ms A J Carnwath	Non-executive Director
Mr G R Moreno	Non-executive Director
Mr D M Eadie	Non-executive Director
Mr J R Aisbitt	Non-executive Director

The business address of each of the Directors is at Sugar Quay, Lower Thames Street, London EC3R 6DU.

4. Directors' and other interests

The table below sets out the interests of the Directors in the share capital of the Company as at 21 June 2007 (being the last practicable date prior to publication of this document):

21 June 2007 (last practicable date prior to publication of this document)

	Number of Shares currently held	% of issued share capital
Mr H A McGrath	31,980,800	1.640
Mr S Fink[1]	25,311,364	1.298
Mr P L Clarke	4,984,819	0.256
Mr K J P Hayes	26,210	0.001
Mr K R Davis[1]	6,450,631	0.331
Ms A J Carnwath	426,546	0.022
Mr G R Moreno	100,000	0.005
Mr D M Eadie	363,000	0.019
Mr J R Aisbitt	1,500,000	0.077

1 All of the above interests are beneficial, except the interests of Mr S Fink and Mr K R Davis, which include their non-beneficial interests in 765,000 and 918,000 Shares respectively held by them as trustees of trusts of which they are also beneficiaries.

Options and/or awards have been granted to Directors under the Man Group Share Schemes as follows:

Name of Director	Date of grant	No. of Shares	Option price	Exercisable From	Exercisable To
Man Group Executive Share Option Scheme 2001					
Mr S Fink	June 2004	294,270	261.67p	June 2007	June 2014
	June 2005	338,982	236.00p	June 2008	June 2015
	June 2006	216,588	399.83p	June 2009	June 2016
Mr P L Clarke	June 2005	254,238	236.00p	June 2008	June 2015
	June 2006	187,578	399.83p	June 2009	June 2016
	June 2007	155,575	578.50p	June 2010	June 2017
Mr K R Davis	June 2003	225,816	212.83p	June 2006	June 2013
	June 2004	196,776	261.67p	June 2007	June 2014
	June 2005	254,238	236.00p	June 2008	June 2015
	June 2006	187,578	399.83p	June 2009	June 2016

Name of Director	Date of award	No. of Shares	Transfer date
Man Group Long-Term Incentive Plan			
Mr S Fink	June 2004	149,418	June 2008
	June 2005	177,552	June 2009
	June 2006	110,124	June 2010
Mr P L Clarke	June 2004	112,068	June 2008
	June 2005	133,164	June 2009
	June 2006	95,370	June 2010
	June 2007	76,567	June 2011
Mr K R Davis	June 2004	112,068	June 2008
	June 2005	133,164	June 2009
	June 2006	95,370	June 2010
Matching Awards under the Man Group Long-Term Incentive Plan			
Mr S Fink	June 2004	1,120,656	June 2008
	June 2005	1,024,326	June 2009
	June 2006	1,398,780	June 2010
Mr P L Clarke	June 2006	457,782	June 2010
	June 2007	810,714	June 2011
Mr K R Davis	June 2004	466,944	June 2008
	June 2006	648,522	June 2010

Name of Director	Date of award	No. of Shares	Transfer Date From	Transfer Date To
Matching Award under the Man Group Pre-Tax Co-Investment Plan				
Mr K J P Hayes	March 2007	468,916	March 2011	March 2014

Save as set out in this Part 6, no Director has any interest in the share capital of the Company or any of its subsidiaries.

So far as the Company is aware, as at 21 June 2007 (being the last practicable date prior to publication of this document) the following persons (other than the Directors) are directly or indirectly interested in three per cent. or more of the voting rights of the Company:

21 June 2007 (last practicable date prior to publication of this document)

Name	No. of Shares	% of issued share capital as at 21 June 2007
BlackRock Inc	126,267,381	6.48
Legal & General Group Plc	94,708,573	4.86
Baillie Gifford & Co	93,687,538	4.80

Save as set out in this Part 6, the Company is not aware of any person who is interested (within the meaning of the Act), directly or indirectly, in three per cent. or more of the voting rights of the Company.

5. Related party transactions

Your attention is drawn to the related party transactions information previously published on pages 132, 115 and 89 of the annual report and accounts of Man Group plc for the financial years ended 31 March 2007, 2006 and 2005 respectively, which are incorporated by reference into this document.

Save as disclosed below and in paragraph 9 of this Part 6, the Continuing Group has not entered into any related party transactions during the period from 1 April 2007 up to the date of this document:

5.1 The Continuing Group and MF Global have entered into a number of transitional services agreements pursuant to which a range of administrative support services and consultation services will be provided to each other after the Disposal. These services to be provided by the Continuing Group to MF Global relate to: (a) administrative support services for company secretarial functions; telephony services and support; tax administration support; employee benefits and payroll administration support; risk management and reporting; and (b) limited consultation services regarding consolidated financial reporting and insurance policy procurement and management. The transitional services to be provided by MF Global to the Continuing Group relate to limited management of the treasury system in respect of exchangeable bonds; employee benefits and payroll administration support; and tax administration support. All of the services are to be provided for a period of one year or less from the initial closing of the IPO with the exception of the telephony services and support, which are to be provided for a period of approximately three years therefrom. The initial committed monthly costs for these services for MF Global and the Continuing Group are US$300,000 and US$36,000 respectively. In addition, MF Global will pay a single annual fee of US$120,000 for certain of the risk management services. Both the Continuing Group and MF Global then have the right, but no commitment, to request certain consultancy support services from the other on a time and materials basis. The Continuing Group and MF Global have also entered into an agreement to transfer to MF Global the Continuing Group's historical role of supplying employees to work within the Brokerage Division. That agreement also sets out MF Global's future pension obligations with respect to such employees.

5.2 As indicated in paragraph 5.1 above, and pursuant to the Group Risk Services Agreement, the Continuing Group has agreed to provide MF Global with administrative support services relating to ongoing risk management and regulatory reporting for a period of 12 months from the initial closing of the IPO. In relation to these services, the Continuing Group will also grant a licence to MF Global, on a royalty-free basis, to use certain software applications which are used in the provision of these services.

5.3 Pending the intended migration of both the Continuing Group and MF Global to new office facilities at Riverbank House, London EC4, the Continuing Group has agreed to regulate the terms of MF Global's occupation in respect of the current shared premises, whether by sublease or assignment of the Continuing Group's interests. The Continuing Group has entered into a conditional agreement with a third party relating to the construction, development and lease of the new office facilities. In turn, the Continuing Group and MF Global are proposing to enter into similar conditional arrangements whereby, once the new office facilities are completed, the Continuing Group will, at the joint cost of the Continuing Group and MF Global, fit-out the new office facilities and grant MF Global a sublease of a portion of the space taken by the Continuing Group. Further, the Continuing Group and MF Global are proposing to enter into a supplemental service level agreement for the provision of specified services to be provided by the Continuing Group to MF Global at the new office facilities. These arrangements will include rental payments, lease service charge payments and payments under the service level agreements, in each case, from MF Global to the Continuing Group.

5.4 Continuing their existing arrangements, and pursuant to the Introducing Broker Agreement, certain investment products, as at 31 March 2007, and in respect of which MIL acts as

investment manager and which make an allocation to the AHL Programme referred to in paragraph 7(b) of Part 3 of this document, have agreed to use Man Financial Limited for most of their clearing service requirements until the third anniversary of the initial closing of the IPO. This provides for limited exclusivity provided that defined service standards are maintained by Man Financial Limited and subject to other early termination events such as insolvency, the occurence of an undesirable regulatory event or credit rating downgrades. The Introducing Broker Agreement also regulates the clearing fee and interest arrangements between Man Financial Limited and the relevant investment products. Man Financial Limited will continue to make available to certain investment products a liquidity facility of up to an aggregate of US$800 million to enable the investment products to benefit from segregation rules in respect of their unrealised profits on certain OTC transactions they clear with Man Financial Limited.

5.5 Pursuant to the Recapitalisation Deed, it is expected that Man Group plc will agree with MF Global Ltd. to pay, or procure to pay, the net capital contribution to MF Global Ltd. described more fully in paragraph 4.3.1 of Part 3 of this document.

5.6 Pending the formation of MF Global Ltd. and in preparation for the IPO, Man Group plc has entered into service agreements with Kevin Davis and certain other senior managers of MF Global Ltd., some of whom are currently directors of subsidiaries of Man Group plc. With effect from the IPO, these agreements are assigned to MF Global Ltd.

6. Working capital

The Company is of the opinion that, taking into account the bank facilities and cash available to the Continuing Group, the Continuing Group has sufficient working capital for its present requirements, that is, for at least the 12 months following the date of publication of this document and irrespective of the level of retained minority shareholding in MF Global Ltd.

7. Significant change

7.1 The Continuing Group

There has been no significant change in the financial or trading position of the Continuing Group since 31 March 2007, being the date to which the last audited financial statements of Man Group were prepared.

7.2 The Brokerage Division

There has been no significant change in the financial or trading position of the Brokerage Division since 31 March 2007, being the date to which the financial information on the Brokerage Division set out in Part 4 has been prepared.

8. Litigation

8.1 The Continuing Group

No member of the Continuing Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the 12 months preceding the date of this document which may have, or have had, a significant effect on the financial position or profitability of the Continuing Group.

8.2 MF Global

Save as set out below, no member of MF Global is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the 12 months preceding the date of this document which may have, or have had, a significant effect on the financial position or profitability of MF Global.

8.2.1 Philadelphia Alternative Asset Fund

On 8 May 2006, the receiver for a hedge fund, Philadelphia Alternative Asset Fund ("**PAAF**"), and its fund manager and commodity pool operator Philadelphia Alternative

Asset Management Co. LLC ("PAAMCo") commenced proceedings in the United States against the Brokerage Division and several of its employees in connection with the Commodity Futures Trading Commission-imposed shutdown of PAAF. PAAMCo and its principal, Paul Eustace, allegedly defrauded PAAF by misrepresenting its trading performance, artificially inflating PAAF's net asset value, and failing to disclose trading losses suffered in a subaccount maintained by MF Global for PAAF. The complaint asserts various claims in connection with the Brokerage Division's opening and maintenance of a clearing and execution account for PAAF, which allegedly sustained substantial trading losses from January to June 2005. The receiver, in his complaint, alleges among other things, negligence, common law fraud, breaches of the Racketeer Influenced Corrupt Organizations Act ("**RICO**"), breaches of the Commodities Exchange Act and aiding and abetting fraud. The Brokerage Division and the relevant employees have denied all material allegations of the complaint. Although the complaint does not quantify the exact amount of damages sought, the amount claimed is estimated by the Brokerage Division to be approximately US$175 million (with the plaintiff claiming that these damages should be tripled under RICO).

The Brokerage Division has, in turn, brought third party actions against the directors of PAAF, an employee and the Chairman of the Board of PAAMCo and UBS Fund Services (Cayman) Ltd., the administrator of PAAF, claiming negligence and requesting indemnification and contribution. Motions for summary judgment are scheduled to be heard in July 2007 and a trial is scheduled to begin no earlier than September 2007.

The Commodity Futures Trading Commission ("**CFTC**") has been conducting an investigation of the Brokerage Division relating to the PAAF matter, and the Brokerage Division believes that the CFTC may seek to cite and fine the Brokerage Division.

8.2.2 Cargill

On 30 June 2006, the Brokerage Division filed a suit against Cargill, Incorporated and certain of its affiliates ("**Cargill**") in the Circuit Court of Cook County, Illinois alleging breach of an exclusivity agreement pursuant to which Cargill was to use the Brokerage Division's clearing and other services for all its commodity futures and options transactions for a period of five years. The exclusivity agreement was originally entered into between Cargill and Refco Group Ltd. LLC and later transferred by Refco Group Ltd. LLC to the Brokerage Division in the Refco bankruptcy proceedings. The Brokerage Division is seeking specific performance and/or damages from Cargill for breach of the exclusivity agreement. Cargill has counterclaimed that the Brokerage Division wrongly withheld US$66 million of its funds in their account, monies which the Brokerage Division maintains it withheld from Cargill as estimated damages for Cargill's alleged prior breach of the exclusivity agreement, as well as approximately US$500,000 of allegedly misapplied funds.

The Brokerage Division entered into a settlement agreement with Cargill on 30 March 2007 pursuant to which the Brokerage Division received a US$28 million payment and the parties agreed to bring no further proceedings.

8.2.3 Refco LLC Exchange Seats

The Brokerage Division acquired certain assets of Refco Inc. and its affiliates (collectively, "**Refco**") pursuant to an acquisition agreement between Refco and the Brokerage Division. As part of that transaction, the Brokerage Division acquired certain seats and shares held by Refco LLC in the Chicago Mercantile Exchange and the Chicago Board of Trade (the "**Chicago Shares**"). On or about 3 March 2006, counsel to the Chapter 7 bankruptcy trustee of Refco LLC (the "**trustee**") notified the Brokerage Division of the trustee's position that the Chicago Shares were not, in fact, assets that should have been transferred to the Brokerage Division under the acquisition agreement and that, as a result, the Brokerage Division is liable to Refco LLC for the value of the Chicago Shares, asserted to be approximately US$57 million at the date of closing under the acquisition agreement. To date, no legal proceedings have been commenced.

*8.2.4 Conservative Concepts Portfolio Management GmbH ("**CCPM**") related arbitrations*

In or about October 2003, the Brokerage Division uncovered an apparent fraudulent scheme conducted by third parties unrelated to it that may have defrauded a number of the Brokerage Division's clients. CCPM, a German introducing broker, introduced to the Brokerage Division all the clients that may have been defrauded. An agent or employee of CCPM, Michael Woertche (and his associates), apparently engaged in a Ponzi scheme in which allegedly unauthorised transfers from accounts maintained at the Brokerage Division were utilised to siphon money out of the accounts, on some occasions shortly after they were established.

The Brokerage Division is currently involved in two arbitration proceedings relating to CCPM introduced accounts. The first arbitration involves claims made by Fairfield Capital Partners, Inc. and Alan Glassman before a National Futures Association ("**NFA**") panel. The second arbitration involves claims made by four claimants before a NASD panel. The claims in both arbitrations are based on allegations that the Brokerage Division and one of its employees assisted CCPM in engaging in unauthorised transfers from, and trades into, accounts maintained by the Brokerage Division. Damages sought in the NFA arbitration proceedings are approximately US$1.8 million in compensatory damages, unspecified punitive damages and legal fees in addition to the rescission of certain deposit agreements. Damages sought in the NASD proceedings are approximately US$4 million in compensatory damages and US$12 million in punitive damages. The cases are in their early stages and hearings are scheduled for early autumn 2007.

8.2.5 Parabola and Aria

Parabola and Aria (off-shore shell investment company vehicles for an active day trader) have made various different claims about execution-only accounts that were active in the Brokerage Division's London office between July 2001 and February 2002. In December 2006, a claim was filed in the Commercial Court in London against the Brokerage Division and one of its brokers alleging negligent misrepresentation and breach of fiduciary duty. The claimants are seeking £3.7 million in damages and speculative claims of up to an additional £9 million. As the matter is in its preliminary stage, no trial date has yet been set.

*8.2.6 Commodity Futures Trading Commission (the "**Commission**") potential action*

In May 2007, the US operating subsidiary within the Brokerage Division, Man Financial Inc, and two of the Brokerage Division's individual employees received what is commonly referred to as a "Wells notice" from the Division of Enforcement of the Commission. The notice relates to two trades that the Brokerage Division executed in 2004 for a customer and reported to the New York Mercantile Exchange. In the notice, the Division of Enforcement indicated that it is considering recommending to the Commission that civil proceedings be commenced against the Brokerage Division and the two individuals, in which the Commission would assert that the Brokerage Division and the two individuals breached section 9(a)(4) of the US Commodity Exchange Act of 1936, which generally prohibits any person from wilfully making any false, fictitious, or fraudulent statements or representations, or making or using any false writing or document knowing the same to contain any false, fictitious, or fraudulent statement to a board of trade. The Division of Enforcement contends that the Brokerage Division and the individuals presented or participated in the submission of information to the exchange that falsely represented the dates on which the trades in question occurred.

The Brokerage Division and the individuals strongly dispute the contentions of the Division of Enforcement and have submitted a written statement to the Division of Enforcement, setting forth the reasons why the Brokerage Division believes no proceedings should be brought. As this matter is in its very earliest stage, the Brokerage Division is unable to predict what action, if any, the Commission will take.

9. Material Contracts

9.1 *The Continuing Group*

The following contracts relating to the Continuing Group (not being contracts entered into in the ordinary course of business) have been entered into by a member of the Continuing Group within the two years immediately preceding the date of this document and are, or may be, material or have been entered into at any time by any member of the Continuing Group and contain provisions under which any member of the Continuing Group has an obligation or entitlement which is, or may be, material to the Continuing Group as at the date of this document:

9.1.1 Master Separation Agreement

The Master Separation Agreement governs the principal terms of the separation of Man Group and the Brokerage Division. It contains certain provisions relating to non-competition and non-solicitation which provide that, from the initial closing of the IPO up to and including the third anniversary of that date, subject to specified exemptions: (a) Man Group plc and its controlled affiliates will not provide any brokerage, execution or clearing services to third parties in a range of investment products; (b) MF Global Ltd. and its controlled affiliates will not act as the owner, operator, investment manager, commodity trading advisor or similar in relation to Hedge Funds or sell Third Party Funds through Intermediaries (as such terms are defined in the Master Separation Agreement); and (c) each party will not, and will procure that each of its subsidiaries will not, employ or solicit with a view to employment any person employed by the other party or their controlled affiliates without that other party's written consent.

Pursuant to the Master Separation Agreement, while the Continuing Group's holding of MF Global Shares is between 5 and 20 per cent., MF Global Ltd. has undertaken not to repurchase any of its MF Global Shares or take any other action which would cause the Continuing Group beneficially to own 20 per cent. or more of the MF Global Shares. Further, should the Continuing Group's holding be 20 per cent. or more of the MF Global Shares, MF Global Ltd. will supply the Continuing Group with information it needs as a consequence of that size of holding and the Continuing Group shall have the right to appoint a director to the board of MF Global Ltd. and restrict developments in MF Global Ltd.'s business which cause the FSA to require Man Group plc to maintain additional consolidated regulatory capital in excess of US$400 million, up to 31 December 2007, and US$700 million thereafter. These rights of Man Group plc are limited as to time in a number of ways including a long-stop date, being the date 30 months following the initial closing of the IPO.

9.1.2 Trade Mark Agreement

The Trade Mark Agreement grants MF Global a licence to use the "Man" and "Man Financial" trademarks as part of MF Global's strapline for six months from the closing of the IPO, allows MF Global to use "Man" and/or "Man Financial" in certain domain names for two years, for the non-commercial purpose of informing website users of the Disposal and grants MF Global the right to continue to use the "Man" trademark as part of their legal and trade names for a period of six months from the closing of the IPO.

9.1.3 Tax Matters Deed

Pursuant to the Tax Matters Deed, Man Group plc has agreed (subject to various limitations and conditions) to indemnify MF Global Ltd. against certain tax liabilities MF Global may incur with respect to the Reorganisation, Separation and IPO and may incur with respect to the companies or assets that were retained by the Continuing Group or retained by MF Global after the Reorganisation and Separation. In addition, the Tax Matters Deed also deals with certain deferred tax assets which may be realised by MF Global following the IPO that relate to the treatment of deferred share awards, which may be realised in an amount in excess of the amounts that were taken into account in the audited financial statements of the Brokerage Division as at 31 March 2007, prepared in accordance with US Generally Accepted Accounting Principles. Among other things, and subject to certain conditions, the Tax Matters Deed will require a payment from the Continuing Group to MF Global (or vice versa) based on the difference between the amount of certain tax liabilities which may arise in connection with the IPO and the amount of excess realisation in respect of the deferred tax assets relating to the share awards.

9.1.4 Deed of Indemnity

Pursuant to the Deed of Indemnity, Man Group plc has agreed to indemnify MF Global Ltd. in respect of all costs, expenses and liabilities incurred by MF Global as a result of the claims or litigations arising from circumstances giving rise to the claim by the receiver of PAAF against the Brokerage Division. Further details of this claim are set out in paragraph 8.2.1 of this Part 6.

Man Group plc shall only be liable to pay such costs, expenses and liabilities to the extent to which they exceed: (a) US$2 million and Man Group plc shall then only be liable for such excess; and (b) amounts recovered from the Continuing Group's insurers under the relevant professional indemnity policy plus US$50 million.

MF Global Ltd. will have conduct of the litigation following the Separation and unless and until an assignment of the insurance policy to MF Global is arranged, Man Group plc will continue to conduct the insurance claim in respect of such litigation in co-operation with MF Global.

The indemnity is uncapped in time and amount.

9.1.5 Registration Rights Agreement

Pursuant to the Registration Rights Agreement it is expected that MF Global Ltd. will grant the Continuing Group certain registration rights for a period of 3 years after the initial closing of IPO, including demand registration rights and shelf registration rights. The registration rights are required because, under US securities laws, the Continuing Group will be subject to certain restrictions on the sale of its MF Global Shares. Those restrictions will limit the Continuing Group's ability to sell its MF Global Shares unless the offer for, and sale of, the shares is registered in accordance with the US Securities Act of 1933. Only MF Global Ltd. will be able to initiate such a registration. Pursuant to its demand registration rights, the Continuing Group may request MF Global Ltd. register for resale under the US Securities Act of 1933 the MF Global Shares held by the Continuing Group on up to five occasions. The Continuing Group shall also have the right to request shelf registrations on up to three occasions. Furthermore, the Continuing Group shall have the right to have any amount of its MF Global Shares included in any registration statement to be filed by MF Global Ltd. If the Continuing Group exercises such piggyback rights, it will have equal priority with other piggybacking shareholders.

It is expected that the Continuing Group will be required to agree to 91-day lock-ups of its shareholding in MF Global Ltd. in connection with any public offering of shares by MF Global Ltd. or in certain cases by third parties. The Continuing Group will not be subjected to more than one lock-up period in a year, in connection with any third party offering, and the lock-up period for any offering may be shortened if the managing underwriters for the applicable public offering agree. The Continuing Group is also subject to other customary limitations on the registration and trading of its shareholding.

It is also expected that the Continuing Group's rights to register and sell its MF Global Shares may be suspended for up to 90 days in any 12-month period in certain circumstances, such as when MF Global is involved in a then pending material transaction.

Subject to compliance with US securities laws, the MF Global Shares held by the Continuing Group and the related registration rights may be transferred to majority-owned subsidiaries of the Continuing Group.

9.1.6 Purchase Agreement

It is expected that the Purchase Agreement will be entered into by MF Global, the Continuing Group (via a wholly-owned subsidiary, MGUK) and the proposed underwriters for the IPO, pursuant to which MGUK will agree to sell to the proposed underwriters, and the proposed underwriters severally will agree to purchase from MGUK, MF Global Shares at the IPO offer price to the public less an underwriting discount. In addition, it is expected that MGUK will grant an option to the proposed underwriters to purchase additional MF Global Shares (being no more than 10 per cent. of the MF Global Shares initially purchased from MGUK) at the IPO offer price less the underwriting discount. The proposed underwriters will be able to

exercise this option for 30 days from the date of the final prospectus relating to the IPO. MGUK will agree with the proposed underwriters to a 180-day lock-up period (subject to extensions), meaning that, for a period of 180 days following the date of the final prospectus issued in connection with the IPO, MGUK will not, subject to certain exceptions, sell or transfer any MF Global Shares without the prior consent of the proposed underwriters. The Purchase Agreement will contain customary representations and warranties, covenants and conditions relating to the IPO. Furthermore, MF Global Ltd. and MGUK will agree to indemnify the proposed underwriters against certain liabilities, including liabilities under the US Securities Act of 1933, as amended, or to contribute to payments the proposed underwriters may be required to make in respect of those liabilities.

9.2 MF Global

In addition to those contracts described at paragraph 9.1 of this Part 6, the following contract (not being a contract entered into in the ordinary course of business) has been entered into by a member of MF Global within the two years immediately preceding the date of this document and is, or may be, material or has been entered into at any time by any member of MF Global and contains provisions under which any member of MF Global has an obligation or entitlement which is, or may be, material to MF Global as at the date of this document:

9.2.1 It is expected that MF Global will adopt the Rights Agreement (sometimes known as a "poison pill") under which each MF Global Share will also represent a right to acquire additional MF Global Shares in the event that any person or group (an "**acquiring person**") is or becomes the beneficial owner of 15 per cent. or more of the MF Global Shares without the prior approval of the board of directors of MF Global Ltd. The rights will be exercisable by the holders of MF Global Shares other than the acquiring person and permit the holders to acquire substantial numbers of such MF Global Shares at a discount price. Accordingly the Rights Agreement effectively deters a hostile takeover of MF Global Ltd. by causing the substantial dilution of an acquiring person's holding of MF Global Shares. The plan contemplated by the Rights Agreement has a term of three years unless renewed by the board of MF Global Ltd. Because of its substantial initial shareholding, it has been agreed that the Continuing Group and its existing and future affiliates will be excluded from the definition of acquiring person until such time as the number of MF Global Shares it owns falls below this 15 per cent. threshold.

10. Consents

10.1 Merrill Lynch International has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of references to its name in the form and context in which they appear.

10.2 PricewaterhouseCoopers LLP has given and has not withdrawn its written consent to the inclusion herein of its report on the pro forma statement of net assets contained in Part 5 of this document in the form and context in which it appears.

11. Documents for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturday, Sundays and public holidays excepted) at the offices of Clifford Chance LLP at 10 Upper Bank Street, London E14 5JJ and at the registered office of the Company from the date of this document up to and until the conclusion of the Extraordinary General Meeting:

(i) the Memorandum and Articles of Association of the Company;

(ii) the report by PricewaterhouseCoopers LLP set out in Part 5 of this document;

(iii) the audited consolidated accounts of Man Group plc for the financial years ended 31 March 2006 and 31 March 2007;

(iv) the consent letters referred to in paragraph 10 of this Part 6; and

(v) this document.

Part 7: Definitions

The following definitions apply throughout this document and the accompanying Form of Proxy, unless the context otherwise requires:

"Act"	the Companies Act 1985, as amended
"Articles" or "Articles of Association"	the articles of association of the Company from time to time
"Board" or "Directors"	the board of directors of the Company
"Brokerage Division"	the brokerage division of Man Group, currently known as Man Financial, which operates through the numerous direct and indirect subsidiaries of Man Group plc which will be transferred to MF Global Ltd. prior to the Disposal
"Company" or "Man Group plc"	Man Group plc, incorporated in England and Wales with company number 2921462
"Continuing Group"	Man Group plc and its subsidiaries following completion of the Disposal which, for the avoidance of doubt, will exclude the Brokerage Division
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations 2001) in respect of which Euroclear UK & Ireland Limited is the Operator (as defined in such regulations)
"CREST Proxy Instruction"	a properly authenticated CREST message appointing and instructing a proxy to attend and vote in place of a Shareholder at the Extraordinary General Meeting and containing the information required to be contained in the manual published by CREST
"Deed of Indemnity"	the deed of indemnity entered into on 31 May 2007 between Man Group plc and MF Global Ltd.
"Disposal"	the disposal of MF Global by Man Group by way of the IPO, which will involve the sale by Man Group of at least a majority of the MF Global Shares and up to 100 per cent. of its MF Global Shares, as more fully described in this document
"EDFMG"	ED&F Man Group Limited
"Euroclear"	Euroclear UK & Ireland Limited, the operator of CREST (formerly known as CRESTCo Limited)
"Extraordinary General Meeting" or "EGM"	the Extraordinary General Meeting of the Company to be held at Centennium House, 100 Lower Thames Street, London, EC3R 6DL at 10 a.m. on 9 July 2007
"Form of Proxy"	the form of proxy enclosed with this document for use by Shareholders in connection with the Extraordinary General Meeting
"FSA"	UK Financial Services Authority
"FSMA"	Financial Services and Markets Act 2000, as amended
"Group Risk Services Agreement"	the transitional services agreement for group risk services entered into on 31 May 2007 between Man Group plc and MF Global Ltd.
"Introducing Broker Agreement"	the introducing broker agreement entered into on 20 June 2007 between Man Financial Limited and Man Investments AG and the Product Clearing Clients (as defined therein)
"IPO"	the initial public offering and listing on the New York Stock Exchange of the MF Global Shares
"IPO Proceeds"	the proceeds of the IPO in respect of the MF Global Shares sold by Man Group

"Listing Rules"	the listing rules made by the FSA for the purposes of Part VI of FSMA, as amended
"Lloyds TSB Registrars"	the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6LA, United Kingdom
"Man Group"	Man Group plc and its subsidiaries
"Man Group Share Schemes"	the Man Group Long-Term Incentive Plan, Man Group Sharesave Scheme, Man Group Executive Share Option Scheme 2001, Man Group Pre-Tax Co-Investment Plan and Man Group Post-Tax Co-Investment plan, in each case of Man Group
"Master Separation Agreement"	the master separation agreement entered into on 31 May 2007 between Man Group plc and MF Global Ltd.
"MF Global (currently known as Man Financial)" or "MF Global"	MF Global Ltd., the company to be listed on the New York Stock Exchange in connection with the IPO and the Disposal, together with the Brokerage Division transferred to it prior to the Disposal
"MF Global Employees"	the employees of MF Global who are being transferred to MF Global in connection with the Disposal
"MF Global Ltd."	MF Global Ltd., incorporated in Bermuda with company number 39998
"MF Global Shares"	the common shares in MF Global Ltd. in issue from time to time
"MFH"	Man Financial Holdings (HK) Limited
"MGUK"	Man Group UK Limited
"MFOL"	Man Financial Overseas Limited
"MF Pte"	Man Financial (S) Pte. Limited
"MIL"	Man Investments Limited
"Price Range"	has the meaning given to it in paragraph 5 of Part 1 of this document
"Purchase Agreement"	the purchase agreement to be entered into between MF Global Ltd., Man Group UK Limited and the proposed underwriters
"Recapitalisation"	the recapitalisation to be effected prior to the Disposal, as further described in paragraph 4.3 of Part 3 of this document
"Recapitalisation Deed"	the deed relating to the recapitalisation of MF Global Ltd. to be entered into between Man Group plc and MF Global Ltd.
"Recommendation"	the recommendation of the Directors (other than Alison Carnwath and Kevin Davis) that Shareholders vote in favour of the *Resolution*
"Registration Rights Agreement"	the registration rights agreement to be entered into between Man Group plc, MF Global Ltd. and MGUK
"Reorganisation"	the reorganisation of the Man Group prior to the Disposal, as further described in paragraph 4.1 of Part 3 of this document
"Resolution"	the resolution contained in the notice of the Extraordinary General Meeting contained in Part 8 of this document
"Rights Agreement"	the rights agreement to be entered into between MF Global Ltd. and the Rights Agent (as defined therein)
"SEC"	The US Securities and Exchange Commission
"Separation"	the separation of Man Group and the Brokerage Division prior to the Disposal, as further described in paragraph 4.2 of Part 3 of this document

"Shares"	the ordinary shares of 3 US cents each in the capital of the Company
"Shareholders"	holders of Shares
"Tax Matters Deed"	the tax matters deed entered into on 15 June 2007 between Man Group plc and MF Global Ltd.
"Trade Mark Agreement"	the trade mark agreement entered into on 31 May 2007 between Man Group plc and MF Global Ltd.
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	the United States of America, its territories, possessions, any State of the United States of America and the District of Columbia

Man Group plc

Man Group plc (the "Company")

(incorporated in England and Wales with company number 2921462)

Notice is hereby given that an Extraordinary General Meeting of the Company will be held at 10 a.m. on 9 July 2007 at Centennium House, 100 Lower Thames Street, London EC3R 6DL to consider and, if thought fit, pass the following resolution as an ordinary resolution:

THAT, upon the recommendation of the directors (or any of them, other than Alison Carnwath or Kevin Davis) of Man Group plc (the "**Company**") and subject to the conditions (other than the passing of this resolution) referred to in paragraph 2 of Part 3 of the circular to shareholders of the Company issued by the Company dated 22 June 2007 (the "**Circular**") being satisfied or waived, the Disposal (as defined in the Circular) be and is hereby approved and for the purpose of effecting and implementing the Disposal the directors (or any of them, other than Alison Carnwath or Kevin Davis) of the Company be and are hereby authorised to (i) approve an offer price per MF Global Share (as defined in the Circular) for the initial public offering of MF Global Ltd. and its listing on the New York Stock Exchange which is within, above or below the Price Range (as defined in the Circular) as long as, if above or below the Price Range, the Board considers it reasonable and in the best interests of shareholders of the Company as a whole to so price; (ii) approve the number of MF Global Shares to be sold by the Company and any of its subsidiaries as part of the Disposal being at least a majority of the MF Global Shares; and (iii) do or procure to be done all such acts and things and execute such documents on behalf of the Company or any of its subsidiaries as they consider necessary or expedient for the purpose of completing and giving effect to the Disposal or the IPO with such amendments, modifications, variations or revisions thereto as are not, in the opinion of the directors (or any of them, other than Alison Carnwath or Kevin Davis) of the Company, of a material nature.

By Order of the Board
Peter L Clarke
Secretary
22 June 2007

Sugar Quay
Lower Thames Street
London EC3R 6DU

Notes

1. A Shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. Such proxy or proxies need not be a member or members of the Company. A Form of Proxy is enclosed with this document.
2. To be effective, the Form of Proxy, duly completed, must be lodged with the Company at the offices of Lloyds TSB Registrars, The Causeway, FREEPOST NAT15572, Worthing, West Sussex BN99 6LA, United Kingdom so as to be received by no later than 10 a.m. on 7 July 2007. The completion and return of a Form of Proxy will not preclude Shareholders entitled to attend and vote at the EGM from doing so in person if they so wish.
3. Alternatively, a member may register a proxy appointment electronically via the Lloyds TSB Registrars website www.sharevote.co.uk subject to the terms and conditions shown on the website. The deadline for submission of a proxy in this way is the same as in note 2 above.
4. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the EGM and any adjournment(s) thereof by using the

procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the CREST Proxy Instruction must be properly authenticated in accordance with Euroclear's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Lloyds TSB Registrars by no later than 10 a.m. on 7 July 2007. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Lloyds TSB Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time.

In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members registered in the register of members of the Company as at the close of business on 7 July 2007 shall be entitled to attend or vote at the EGM in respect of the number of Shares registered in their name at that time. Changes to entries on the relevant register of securities after the close of business on 7 July 2007 shall be disregarded in determining the rights of any person to attend or vote at the EGM.

Press Release

Man Group plc

19 July 2007

Man Group plc announces pricing of $3.8 billion MF Global IPO

Man Group plc today announces that the initial public offering of 97.4 million shares of MF Global Ltd. has been priced at $30 per share raising total gross proceeds of $2.9 billion. MF Global is the brokerage business of Man Group and was formerly known as Man Financial. MF Global's common shares are expected to begin trading today on the New York Stock Exchange under the ticker symbol "MF".

The 97.4 million shares represent approximately 80% of the outstanding share capital of MF Global. Man Group has granted the underwriters an option to purchase up to 9.7 million additional common shares of MF Global in the offering.

As previously stated, subject to shareholder approval, the net proceeds of the IPO will be distributed to shareholders in the fourth quarter of the calendar year.

Simultaneously with the IPO of MF Global becoming effective, Kevin Davis, CEO of MF Global, has stepped down from the Board of Man Group plc with effect from today.

Peter Clarke, Group Chief Executive of Man Group plc said:

"The successful IPO of MF Global completes our strategy to focus on the Group's leading position in alternative investment management. We believe that this focus, combined with our strengths across investment management, product structuring and distribution will deliver attractive and innovative products for our investors and continued strong returns for our shareholders."

Enquiries

Man Group plc	020 7144 1000
Peter Clarke	
David Browne	
Merlin	020 7653 6620
Paul Downes	07900 244888
Lachlan Johnston	07989 304356

About Man Group plc
Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers. The Group employs over 4,500 people in 16 countries, with key centres in London, Pfaeffikon (Switzerland), Chicago and New York. Man Group plc is listed on the London Stock Exchange (EMG) and is a constituent of the FTSE 100 Index. Further information on the Man Group can be found at www.mangroupplc.com.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

19 July 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 18 July 2007 it purchased for cancellation 452,751 of its ordinary shares at a price of 598.23 pence per ordinary share.

Since the start of the financial year on 1 April 2007, Man has repurchased 13,110,018 ordinary shares at a total cost of £77.1 million, giving an average repurchase cost of 588.36 pence per ordinary share.

Contact:
Kevin Hayes Man Group plc 020 7144 1000

This notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) and (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985.

On 27th July 2007 the following share transaction was completed by a director of Man Group plc. Man Group plc was informed of the transaction on that date.

Kevin Hayes:

Shares acquired: 17,715 ordinary shares at a price of 564.50 pence per share.

Following the above transaction Kevin Hayes is deemed to be interested in a total of 68,925 Man Group plc ordinary shares, representing 0.003 per cent of the Company's issued share capital.

27 July 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 26 July 2007 it purchased for cancellation 3,000,000 of its ordinary shares at a price of 593.98 pence per ordinary share.

Since the start of the financial year on 1 April 2007, Man has repurchased 19,360,018 ordinary shares at a total cost of £114.5 million, giving an average repurchase cost of 591.52 pence per ordinary share.

Contact:
Kevin Hayes Man Group plc 020 7144 1000

30 July 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 27 July 2007 it purchased for cancellation 4,000,000 of its ordinary shares at a price of 566.34 pence per ordinary share.

Since the start of the financial year on 1 April 2007, Man has repurchased 23,360,018 ordinary shares at a total cost of £137.2 million, giving an average repurchase cost of 587.40 pence per ordinary share.

Contact:
Kevin Hayes Man Group plc 020 7144 1000

Man Group plc
30 July 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 30 July 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$31.14.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-6.79%
Last 12 months	+13.5%
Annualised return since inception	+13.1%

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

Man Group plc – Voting Rights and Capital

In conformity with 5.6.1R of the Disclosure and Transparency Rules, Man Group plc announces that its issued listed share capital with voting rights at close of business on 31 July 2007 comprises 1,974,745,361 Ordinary Shares of 3 US cents each fully paid.

The above figure of 1,974,745,361 may be used by shareholders for the calculations by which they will determine if they are required to notify their major interest in, or a change to their major interest in, Man Group plc under the FSA's Disclosure and Transparency Rules.

Contact name: Barry Wakefield FCIS

Contact telephone number: 0207 144 1735

MAN GROUP PLC

Block Listing Application

Application has been made to the UK Listing Authority for the admission to the Official List of a Block Listing of 3,000,000 new ordinary shares of 3 US cents each in Man Group plc and also to the London Stock Exchange for such Block Listed shares to be admitted to trading. The application is being made in respect of shares to be issued as follows:-

500,000 shares to be issued in respect of the Issuer's Man Group Sharesave Scheme

2,500,000 shares to be issued in respect of the Issuer's Man Group Long Term Incentive Plan

The shares will rank pari passu in all respects with the existing issued Ordinary Share Capital of the Issuer.

1 August 200

Board changes

On 27 July 2007, Man Group plc announced the appointment of Phillip Colebatch and Patrick O'Sullivan to the Board of the Company as non-executive Directors from 1 September 2007.

Further to that announcement, Man Group plc confirms that there is no information to be disclosed pursuant to Listing Rule 9.6.13R of the Listing Rules of the UK Listing Authority in respect of either new director.

Enquiries

Man Group plc	
Peter Clarke	020 7144 1000
David Browne	
Merlin Financial	020 7653 6620
Paul Downes	07900 244888
Lachlan Johnston	07989 304356

Notes to editors

About Man

Man Group plc is a leading global provider of alternative investment products and solutions.

The Group employs over 1,500 people in 13 countries, with key centres in London and Pfaeffikon (Switzerland). Man Group plc is listed on the London Stock Exchange (EMG) and is a constituent of the FTSE 100 Index.

About Philip Colebatch

Philip Colebatch was most recently Group Executive Director and Division Head, Capital Management & Advisory at Swiss Re. Prior to that he held a number of positions including Group Executive Director at Credit Suisse Group, and before that Citicorp/Citibank. He is a non-executive director of Insurance Australia Group and Lend Lease. He has previously been a non-executive director of Swiss Re and Fox-Pitt Kelton. He holds a PhD Business Administration from Harvard, a MSc from Massachusetts Institute of Technology, and a BSc and BEng Electronics from the University of Adelaide.

About Patrick O'Sullivan

A chartered accountant, Patrick O'Sullivan was most recently Group Finance Director of Zurich Financial Services Group. Prior to that, he has held various positions at major financial institutions including BZW, GE Capital, Goldman Sachs and Bank of America. He is a non-executive director of Collins Stewart plc and Zurich Financial Services Group. A fellow of the Institute of Chartered Accountants in Ireland, he holds an MSc from the London School of Economics and a BSc from Trinity College, Dublin.

2 August 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 1 August 2007 it purchased for cancellation 6,000,000 of its ordinary shares at a price of 545.03 pence per ordinary share.

Since the start of the financial year on 1 April 2007, Man has repurchased 29,360,018 ordinary shares at a total cost of £170.0 million, giving an average repurchase cost of 578.97 pence per ordinary share.

Contact:
Kevin Hayes Man Group plc 020 7144 1000

Man Group plc
2 August 2007

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 31 July 2007, the Net Asset Value of Athena Guaranteed Futures Ltd was US$98.37.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	-1.18%
Last 12 months	+15.5%
Annualised return since inception	+14.7%

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

This notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) and (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985.

On 2 August 2007 the following share transaction was completed by a director of Man Group plc. Man Group plc was informed of the transaction on that date.

Kevin Hayes:

Shares acquired: 18,467 ordinary shares at a price of 541.50 pence per share.

Following the above transaction Kevin Hayes is deemed to be interested in a total of 87,392 Man Group plc ordinary shares, representing 0.004 per cent of the Company's issued share capital.

This notification relates to transactions notified in accordance with DR 3.1.4R(1)(a)

On 2 August 2007 the following share transaction was completed by a PERSON DISCHARGING MANAGERIAL RESPONSIBILITY. Man Group plc was informed of all the transactions on that date.

John Morrison:

Shares acquired: 29,771 ordinary shares of 3 US cents each at a price of 543 pence per share.

Following the above transaction John Morrison is deemed to be interested in a total of 1,115,692 Man Group plc ordinary shares, representing approximately 0.06% of the Company's issued share capital.

3 August 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 2 August 2007 it purchased for cancellation 3,000,000 of its ordinary shares at a price of 543.70 pence per ordinary share.

Since the start of the financial year on 1 April 2007, Man has repurchased 32,360,018 ordinary shares at a total cost of £186.4 million, giving an average repurchase cost of 575.89 pence per ordinary share.

Contact:
Kevin Hayes Man Group plc 020 7144 1000

6 August 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 3 August 2007 it purchased for cancellation 3,000,000 of its ordinary shares at a price of 547.65 pence per ordinary share.

Since the start of the financial year on 1 April 2007, Man has repurchased 35,360,018 ordinary shares at a total cost of £202.8 million, giving an average repurchase cost of 573.59 pence per ordinary share.

Contact:

Kevin Hayes	Man Group plc	020 7144 1000

MAN GROUP PLC

Issue of shares in exchange for Guaranteed Exchangeable Bonds of Forester Limited

Application has been made to the UK Listing Authority for the admission to the Official List of 4,443,192 new ordinary shares of 3 US cents each in Man Group plc and also to the London Stock Exchange for such shares to be admitted to trading. The application is being made in respect of shares to be issued in exchange for Guaranteed Exchangeable Bonds of Forester Limited.

Notification of Transaction under DR 3.1.4R (1)(a) and Section 328 Companies Act 1985

On 6 August 2007, Mr Peter Clarke, Chief Executive, bought 25,000 ordinary shares of 3 US cents in Man Group plc at a price of 525.5 pence per share. Following this transaction Mr Clarke is deemed to be interested in a total of 5,034,819 Man Group plc ordinary shares representing approximately 0.26% of the Company's issued share capital.

Man Group plc
7 August 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 6 August 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$31.08.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-0.19%
Last 12 months	+13.5%
Annualised return since inception	+13.1%

Contacts:
Kevin Hayes Man Group plc 020 7144 1000
Paul Downes Merlin Financial 020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

10 August 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 9 August 2007 it purchased for cancellation 6,000,000 of its ordinary shares at a price of 529.47 pence per ordinary share.

Since the start of the financial year on 1 April 2007, Man has repurchased 41,360,018 ordinary shares at a total cost of £234.7 million, giving an average repurchase cost of 567.34 pence per ordinary share.

Contact:
Kevin Hayes Man Group plc 020 7144 1000

Notification of Transaction under DR 3.1.4R (1)(a) and Section 328 Companies Act 1985

On 10 August 2007, Mr Peter Clarke, Chief Executive, bought 20,000 ordinary shares of 3 US cents in Man Group plc at a price of 482.02 pence per share. Following this transaction Mr Clarke is deemed to be interested in a total of 5,054,819 Man Group plc ordinary shares representing approximately 0.26% of the Company's issued share capital.

13 August 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 10 August 2007 it purchased for cancellation 1,000,000 of its ordinary shares at a price of 497.08 pence per ordinary share.

Since the start of the financial year on 1 April 2007, Man has repurchased 42,360,018 ordinary shares at a total cost of £239.6 million, giving an average repurchase cost of 565.71 pence per ordinary share.

Contact:
Kevin Hayes Man Group plc 020 7144 1000

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Man Group plc

2. Name of scheme

Man Group plc United States Employee Stock Purchase Plan

3. Period of return:

From 14 August 2006 To 13 February 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

93,498 Ordinary Shares of 3 US cents each

5. Number of shares issued / allotted under scheme during period:

93,498

6. Balance under scheme not yet issued / allotted at end of period

Nil

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

109,338 Ordinary Shares of 3 US cents each on 14 August 2006

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,963,527,835

Contact for queries

Name B J Wakefield

Address Sugar Quay, Lower Thames Street, London EC3R 6DU

Telephone 0207 144 1735

Person making the return

Name B J Wakefield

Position Deputy Group Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Man Group plc

2. Name of scheme

Man Group Executive Share Option Scheme 2001

3. Period of return:

From 14 February 2007 To 13 August 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,762,792 Ordinary Shares of 3 US cents each

5. Number of shares issued / allotted under scheme during period:

3,554,364

6. Balance under scheme not yet issued / allotted at end of period

208,428

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3,762,792 Ordinary Shares of 3 US cents each on 14 August 2006

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,963,527,835

Contact for queries

Name B J Wakefield

Address Sugar Quay, Lower Thames Street, London EC3R 6DU

Telephone 0207 144 1735

Person making the return

Name B J Wakefield

Position Deputy Group Company Secretary

Signature

MAN GROUP PLC

Issue of shares in exchange for Guaranteed Exchangeable Bonds of Forester Limited

Application has been made to the UK Listing Authority for the admission to the Official List of 171,361 new ordinary shares of 3 US cents each in Man Group plc and also to the London Stock Exchange for such shares to be admitted to trading. The application is being made in respect of shares to be issued in exchange for Guaranteed Exchangeable Bonds of Forester Limited.

END